January 19, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re:	AzurRx BioPharma, Inc.
Registration Statement on Form S-1
File No. 333-252087

Acceleration Request

Requested Date:	January 21, 2021
Requested Time:	5:00 PM, Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AzurRx BioPharma, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Please call James O’Grady of Lowenstein Sandler LLP at 646.414.6849 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely, AZURRX BIOPHARMA, INC.

By:	/s/ James Sapirstein
Name	James Sapirstein
Title	Chief Executive Officer